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Exhibit (i)(1)
                                      BELL BOYD & LLOYD
                                 Three First National Plaza
                             70 West Madison Street, Suite 3300
                                     Chicago, IL  60602-4207
                                  312 372-1121  Fax 312 372 2098

                                       OFFICES IN CHICAGO
                                       AND WASHINGTON, D.C.



                                                          December 6,1999

Millennium Income Trust
140 S. Dearborn Suite 1620
Chicago, Il  60603


Ladies and Gentlemen:

     We have acted as counsel for Millennium Income Trust, a Massachusetts business trust (the "Trust"), in connection with the offer and sale from time to time of an indefinite number of shares of beneficial interest (the"Shares") of the Treasurers' Government Money Market Fund (the "Fund"), a series of the Trust registered under the Securities Act of 1933, as amended (the "Act"), by a Registration Statement on Form N-1A (No. 33-85196) (the "Registration Statement").

     In this connection, we have examined the Trust's records of Trustee action, its By-Laws and its Agreement and Declaration of Trust, as amended to date. We have examined such other documents as we deem necessary for the purposes of this opinion.

     We assume that, upon sale of the Shares the Trust will receive the net asset value thereof. We also assume that, in connection with any offer and sale of Shares the Trust will take proper steps to effect compliance with applicable federal and state laws regulating offering and sales of securities.

     We are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, assuming the Shares are issued and sold in accordance with the terms and conditions set forth in the Trust's prospectus relating to the Shares and forming part of the Trust's Registration Statement, as from time to time amended or supplemented, and the authorized consideration therefor is received by the Trust, the Shares will be validly issued, fully paid and nonassessable by the Trust.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust or any series of the Trust (a "Series"). However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust or any Series and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or

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Trustees.  The Agreement and Declaration of Trust provides for indemnification out of property of a Series for all loss and expense of any shareholder of a Series held personally liable for the obligation of the Trust or a Series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which a Series itself would be unable to meet its obligations.

     In giving this opinion, we have relied upon the opinion of Ropes & Gray to us dated December 6, 1999 a copy of which is attached hereto and have made no independent inquiry with respect to any matter covered by such opinion.

     We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent , we o not admit that we are in the category of persons whose consent is required under Section 7 of the Act.



                                    Sincerely,


                                    BELL, BOYD & LLOYD

                                    /s/ Bell, Boyd & Lloyd